January 14, 2008
Correspondence Filing Via Edgar and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attention:	Linda van Doorn Mark Rakip

Re:	National Property Investors III Form 10-KSB for the fiscal year ended December 31, 2006 (File No. 000-09567)
Ladies and Gentlemen:
On behalf of National Property Investors III (the “Partnership”), this letter is in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to the Partnership in a letter dated December 31, 2007 with respect to the above-referenced Form 10-KSB for the fiscal year ended December 31, 2006. For the convenience of the Staff, we have set out each of the comments in italic font immediately preceding the corresponding response. As noted below, to avoid the expense of preparing the audited balance sheet for the managing general partner, the managing general partner is actively working to terminate the revolving credit agreement prior to the date of filing of the Form 10-KSB. Alternative disclosure appears below in the event that the Partnership is able to terminate the revolving credit agreement prior to the due date of its Form 10-KSB.
Item 6. Management’s Discussion and Analysis and Plan of Operation
Liquidity and Capital Resources
1.	Comment: We note your response to our prior comment one from our letter dated November 26, 2007, wherein you have agreed to disclose in future filings that the managing general partner does not have the ability to advance funds to the Partnership and that such funds

Securities and Exchange Commission

have been and are expected to be provided to the Partnership by AIMCO Properties, L.P. Please supplementally provide us with a draft of your proposed disclosure to be included in all future periodic reports including reports on Forms 10-QSB.
Response: We have been advised by the Partnership that if the revolving credit facility established by the managing general partner on behalf of the Partnership and certain affiliated partnerships (the “Partnership Revolver”) remains in effect as of the date of the filing of the periodic report, the Partnership will include, subject to any comments from the Staff, the following disclosure in all future periodic reports:
“The managing general partner, on behalf of the Partnership and certain affiliated partnerships, has established a revolving credit facility (the “Partnership Revolver”) to be used to fund deferred maintenance and working capital needs of the Partnership and certain other affiliated partnerships in the National Property Investors Partnership Series. The maximum draw available to the Partnership under the Partnership Revolver is $300,000. Loans under the Partnership Revolver will have a term of 365 days, be unsecured and bear interest at the prime rate plus 2% per annum. The maturity date of any such borrowing accelerates in the event of: (i) the removal of NPI Equity as the managing general partner (whether or not for cause); (ii) the sale or refinancing of a property by the Partnership (whether or not a borrowing under the Partnership Revolver was made with respect to such property); or (iii) the liquidation of the Partnership. While the managing general partner has established the Partnership Revolver, it does not have the ability to advance funds to the Partnership under the Partnership Revolver. Instead, funds are advanced to the Partnership by AIMCO Properties, L.P. (“AIMCO”). AIMCO is an affiliate of the managing general partner and the holder of a majority of the beneficial interest of the Partnership. The managing general partner is in the process of terminating the Partnership Revolver. The audited balance sheet of the managing general partner can be found on page ___ of this report. For more information on AIMCO including copies of its audited balance sheet, please see its reports filed with the Securities and Exchange Commission.”
We have been advised by the Partnership that in the event that the Partnership Revolver has been terminated prior to the date of the filing of the Form 10-KSB, the Partnership will include, subject to any comments from the Staff, the following disclosure in all future periodic reports:
“On [DATE], the managing general partner terminated the revolving credit facility (the “Partnership Revolver”) that was established on behalf of the Partnership and certain affiliated partnerships to fund deferred maintenance and working capital needs of the Partnership and certain other affiliated partnerships in the National Property Investors Partnership Series. The Partnership may receive advances of funds from AIMCO Properties, L.P. (“AIMCO”), an affiliate of the managing general partner and the holder of a majority of the beneficial interest of the Partnership. For more information on AIMCO, including copies of its audited balance sheet, please see its reports filed with the Securities and Exchange Commission.”

Securities and Exchange Commission

To avoid the expense of preparing the audited balance sheet for the managing general partner, the managing general partner is actively working to terminate the revolving credit agreement prior to the date of filing of the Form 10-KSB for the year ended December 31, 2007.
2.	Comment: We note that you have agreed to provide the audited balance sheet of the managing general partner in future Forms 10-KSB beginning with your Form 10-KSB for the year ended December 31, 2007. Please note that the audited balance sheet of the general partner should continue to be presented as long as there is a commitment, intent or implication to fund cash flow deficits or furnish other direct or indirect financial assistance by the general partner. We do not object to your providing the audited balance sheet of the general partner in future filings on Form 10-KSB.
Response: We acknowledge the Staff’s comment and we agree that if the managing general partner, as opposed to AIMCO Properties, L.P. (“AIMCO”), has a commitment, intent or implication to fund cash flow deficits or furnish other direct or indirect financial assistance to the Partnership, we will provide the audited balance sheet of the managing general partner in future Forms 10-KSB beginning with the Form 10-KSB for the year ended December 31, 2007. If AIMCO has a commitment, intent or implication to fund cash flow deficits or furnish other direct or indirect financial assistance to the Partnership, we will cross reference AIMCO’s filings made with the Securities and Exchange Commission in the Partnership’s reports filed pursuant to the Securities Exchange Act of 1934, as amended.
Enclosed with this letter is a letter from the Partnership acknowledging its responsibilities with respect to the disclosure.
If you have any questions or would like any additional information, please do not hesitate to contact either Amy Bowerman Freed by telephone at (212) 918-8270 or me by telephone at (212) 918-3599.
Sincerely,

/s/ Lillian Tsu
Lillian Tsu
cc: Martha L. Long